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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                   ----------
                                (Amendment No. 9)
                                  BIOTIME INC.
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                                (Name of Issuer)

Common Shares, par value $.01 per share                       09066L105
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    (Title of class of securities)                          (CUSIP number)

                            Gary K. Duberstein, Esq.
                             Greenway Partners, L.P.
                          909 Third Avenue, 30th Floor
                            New York, New York 10022

                                 (212) 350-5100
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(Name, address and telephone number of person authorized to receive notices and communications)

                                  July 3, 2002
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                              (Page 1 of 11 Pages)

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
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
CUSIP No. 09066L105                                                       13D                    Page 2 of 11 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GREENBELT CORP.


                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:  13-3791931
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            (a) [x]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  00
------------------- ----------------------------------------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER                                                                    752,278
           SHARES
                              ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                       0
          OWNED BY
                              ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                              752,278
          REPORTING
                              ------- ---------------------------------------------------------------------------------------------


         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                                  0
------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                      752,278
------------------- ----------------------------------------------------------------------------------------------------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                        6.4%
                    8.5%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          CO
------------------- ----------------------------------------------------------------------------------------------------------------

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CUSIP No. 09066L105                                                       13D                    Page 3 of 11 Pages
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------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GREENWAY PARTNERS, L.P.


                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:  13-3714238
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                           (a) [x]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  WC, OO
------------------- ----------------------------------------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                   90,750
           SHARES
                              ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                     0
          OWNED BY
                              ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                             90,750
          REPORTING
                              ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                                0

------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                      90,750
------------------- ----------------------------------------------------------------------------------------------------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                       0.8%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          PN
------------------- ----------------------------------------------------------------------------------------------------------------

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
CUSIP No. 09066L105                                                       13D                    Page 4 of 11 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GREENHOUSE PARTNERS, L.P.


                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:  13-3793447
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            (a) [x]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:   WC, AF, OO
------------------- ----------------------------------------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                         0
           SHARES
                              ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                  90,750
          OWNED BY
                              ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                                    0
          REPORTING
                              ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                             90,750

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                                   90,750
                    REPORTING PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                        0.8%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          PN
------------------- ----------------------------------------------------------------------------------------------------------------

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
CUSIP No. 09066L105                                                       13D                    Page 5 of 11 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  ALFRED D. KINGSLEY


                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            (a) [x]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  PF, AF, OO
------------------- ----------------------------------------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                 2,047,205
           SHARES
                              ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                 843,028
          OWNED BY
                              ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                            2,047,205
          REPORTING
                              ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                            843,028

------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                    2,890,233
------------------- ----------------------------------------------------------------------------------------------------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                      24.0%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          IN
------------------- ----------------------------------------------------------------------------------------------------------------

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
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
CUSIP No. 09066L105                                                       13D                    Page 6 of 11 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GARY K. DUBERSTEIN


                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            (a) [x]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  PF, AF, OO
------------------- ----------------------------------------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                    10,895
           SHARES
                              ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                 843,028
          OWNED BY
                              ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                               10,895
          REPORTING
                              ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                            843,028
------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                      853,923
------------------- ----------------------------------------------------------------------------------------------------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                       7.3%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          IN
------------------- ----------------------------------------------------------------------------------------------------------------

         This Amendment No. 9 ("Amendment No. 9") amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, Amendment No. 5, dated August 31, 2001, Amendment No. 6, dated April 1, 2002, Amendment No. 7 dated April 17, 2002, and Amendment No. 8 dated May 31, 2002 (the "Statement")) relating to the common stock, par value $.01 per share (the "Shares"), of BioTime Inc., a California corporation (the "Company"), filed by and on behalf of Greenbelt Corp. ("Greenbelt"), Greenway Partners, L.P. ("Greenway"), Greenhouse Partners, L.P. ("Greenhouse"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). Unless otherwise defined herein, the information set forth in the Statement remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds used in the purchases of Shares set forth in Item 5(c) hereof was personal funds of Mr. Kingsley.

         Purchases by Mr. Kingsley include purchases, on July 3, 2002 of 200,000 Shares from each of Paul Segall and Harold Waitz, the Company's Chairman and Chief Executive Officer, and the Company's Vice President of Engineering and Regulatory Affairs, respectively.

         Also on July 3, 2002, Mr. Kingsley made unsecured loans in the principal amounts of $220,000 and $252,000 to Messrs. Segall and Waitz, respectively.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 2,901,128 Shares constituting 24.1% of the outstanding Shares. Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, (i) such aggregate number includes 388,587 previously reported March Aggregate Warrant Shares (as adjusted for expired warrants) and (ii) such percentage of Shares beneficially owned by the Reporting Persons is determined based upon an aggregate of 12,025,903 Shares outstanding consisting of (a) the 11,637,316 Shares outstanding on May 10, 2002, based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, and
(b) the 388,587 remaining March Aggregate Warrant Shares. The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table. In such table, pursuant to Rule 13d-3, the remaining Greenbelt Warrant Shares are deemed outstanding for determining the percentage ownership of Shares by Greenbelt, which is the direct beneficial owner of the remaining Greenbelt Warrant Shares. The Kingsley Warrant Shares and March Kingsley Warrant Shares are deemed outstanding for determining the percentage ownership of Shares by Kingsley, who is the direct beneficial owner thereof.

                                                       Approximate Percentage
                  Name         Number of Shares         of Outstanding Shares
                  ----         ----------------         ---------------------

               Greenbelt             752,278                    6.4%
                Greenway              90,750                    0.8%
                Kingsley           2,047,205                   17.1%
               Duberstein             10,895                    0.1%

         Greenbelt has direct beneficial ownership of 752,278 Shares including the remaining Greenbelt Warrant Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially


                               Page 7 of 11 pages
own the Shares, including the Greenbelt Warrant Shares, that Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

         Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

         (b) If Greenbelt were to exercise in full the remaining Greenbelt Warrants, which are all presently exercisable, it would then have the sole power to vote or direct the vote of 752,278 Shares and the sole power to dispose or direct the disposition of such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         Greenway has the sole power to vote or direct the vote of 90,750 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         If Mr. Kingsley were to exercise in full the Kingsley Warrant, the August Kingsley Warrant and the March Kingsley Warrant, which are all presently exercisable, he would have the sole power to vote or direct the vote of 2,047,205 Shares and the sole power to dispose or direct the disposition of such Shares.

         Mr. Duberstein has the sole power to vote or direct the vote of 10,895 Shares and the sole power to dispose or direct the disposition of such Shares.

         (c) Information concerning transactions in the Shares by the Reporting Persons since the filing of Amendment No. 8 is set forth in Exhibit 17 attached hereto, which is incorporated herein by reference.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or March Aggregate Warrant Shares reported in this Statement.

         (e) Not applicable.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following Exhibits are filed herewith:

                          DESCRIPTION
                          -----------

         17. Information concerning transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 8.


                               Page 8 of 11 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:   July 3, 2002


                          GREENHOUSE, L.P.


                          By:      /s/Gary K. Duberstein
                                   --------------------------------------------
                                   Gary K. Duberstein,
                                   General Partner


                          GREENWAY PARTNERS, L.P.


                          By:      Greenhouse Partners, L.P.,
                                   its general partner

                                   By:      /s/Gary K. Duberstein
                                            -----------------------------------
                                            Gary K. Duberstein,
                                            General Partner


                          GREENBELT CORP.


                          By:      /s/Alfred D. Kingsley
                                   --------------------------------------------
                                   Alfred D. Kingsley,
                                   President


                          /s/Alfred D. Kingsley
                          -----------------------------------------------------
                          Alfred D. Kingsley


                          /s/Gary K. Duberstein
                          -----------------------------------------------------
                          Gary K. Duberstein




                               Page 9 of 11 pages

                                  EXHIBIT INDEX


         DESCRIPTION
         -----------

17. Information concerning transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 8.













                              Page 10 of 11 pages